UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Genpact Limited

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

G3922B107

(CUSIP Number)

Glory Investments B Limited Suite 110, 10th Floor Ebene Heights Building 34 Ebene Cybercity Ebene, Mauritius (230) 468 1320	GIC Private Limited 168, Robinson Road #37-01, Capital Tower Singapore 068912 +65 6889 8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3922B107	13D

1	NAME OF REPORTING PERSON: Glory Investments A Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0651998
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,656,210[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,656,210[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,656,210[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.08%[2]
14	TYPE OF REPORTING PERSON CO

1	Does not include Common Shares held by any other Reporting Person.
2	Percentage calculated based on 192,903,452 Common Shares outstanding as of July 28, 2017, as reported in the Issuer’s prospectus supplement filed with the U.S. Securities and Exchange Commission (“SEC”) on August 16, 2017.

CUSIP No. G3922B107	13D

1	NAME OF REPORTING PERSON: Glory Investments B Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0652001
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,750,678[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,750,678[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,750,678[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%[2]
14	TYPE OF REPORTING PERSON CO

1	Includes (i) 13,656,210 Common Shares held by Glory Investments A Limited, (ii) 33,672,802 Common Shares held by Glory Investments B Limited, (iii) 1,589,676 Common Shares held by Glory Investments IV Limited, (iv) 119,702 Common Shares held by Glory Investments IV-B Limited, (v) 50,812 Common Shares held by RGIP, LP and (vi) 8,661,476 Common Shares held by Twickenham Investment Private Limited.
2	Percentage calculated based on 192,903,452 Common Shares outstanding as of July 28, 2017, as reported in the Issuer’s prospectus supplement filed with the SEC on August 16, 2017.

CUSIP No. G3922B107	13D

1	NAME OF REPORTING PERSON: Glory Investments IV Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-1067044
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,589,676[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,589,676[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,589,676[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.82%[2]
14	TYPE OF REPORTING PERSON CO

1	Does not include Common Shares held by any other Reporting Person.
2	Percentage calculated based on 192,903,452 Common Shares outstanding as of July 28, 2017, as reported in the Issuer’s prospectus supplement filed with the SEC on August 16, 2017.

CUSIP No. G3922B107	13D

1	NAME OF REPORTING PERSON: Glory Investments IV-B Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 39-2079858
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 119,702[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 119,702[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,702[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%[2]
14	TYPE OF REPORTING PERSON CO

1	Does not include Common Shares held by any other Reporting Person.
2	Percentage calculated based on 192,903,452 Common Shares outstanding as of July 28, 2017, as reported in the Issuer’s prospectus supplement filed with the SEC on August 16, 2017.

CUSIP No. G3922B107	13D

1	NAME OF REPORTING PERSON: RGIP, LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON: 04-3328326
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,812[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,812[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,812[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%[2]
14	TYPE OF REPORTING PERSON PN

1	Does not include Common Shares held by any other Reporting Person.
2	Percentage calculated based on 192,903,452 Common Shares outstanding as of July 28, 2017, as reported in the Issuer’s prospectus supplement filed with the SEC on August 16, 2017.

CUSIP No. G3922B107	13D

1	NAME OF REPORTING PERSON: GIC Private Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,892,451[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,892,451[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,892,451[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.61%[2]
14	TYPE OF REPORTING PERSON CO

1	Includes 230,975 Common Shares registered in the name of GIC Private Limited and 8,661,476 Common Shares held through Twickenham Investment Private Limited, but does not include Common Shares held by the Glory Entities (as defined below) or RGIP (as defined below).
2	Percentage calculated based on 192,903,452 Common Shares outstanding as of July 28, 2017, as reported in the Issuer’s prospectus supplement filed with the SEC on August 16, 2017.

CUSIP No. G3922B107	13D

1	NAME OF REPORTING PERSON: GIC Special Investments Pte. Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,661,476[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,661,476[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,661,476[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.49%[2]
14	TYPE OF REPORTING PERSON CO

1	Includes 8,661,476 Common Shares held through Twickenham Investment Private Limited, but does not include Common Shares held by the Glory Entities or RGIP.
2	Percentage calculated based on 192,903,452 Common Shares outstanding as of July 28, 2017, as reported in the Issuer’s prospectus supplement filed with the SEC on August 16, 2017.

CUSIP No. G3922B107	13D

1	NAME OF REPORTING PERSON: Twickenham Investment Private Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,661,476[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,661,476[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,661,476[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.49%[2]
14	TYPE OF REPORTING PERSON CO

1	Does not include Common Shares held by the Glory Entities or RGIP.
2	Percentage calculated based on 192,903,452 Common Shares outstanding as of July 28, 2017, as reported in the Issuer’s prospectus supplement filed with the SEC on August 16, 2017.

This Amendment No. 1 to Schedule 13D relates to common shares, par value $0.01 per share (the “Common Shares”) of the Issuer and amends the initial statement on Schedule 13D filed jointly by each of Glory Investments A Limited, a Mauritius public company limited by shares (“Glory A”), Glory Investments B Limited, a Mauritius public company limited by shares (“Glory B”), Glory Investments IV Limited, a Mauritius private company limited by shares (“Glory IV”), Glory Investments IV-B Limited, a Mauritius private company limited by shares (“Glory IV-B”), RGIP, LP, a Delaware limited partnership (“RGIP”), GIC Private Limited, a private company limited by shares organized under the laws of the Republic of Singapore (“GIC”), GIC Special Investments Pte. Ltd., a private company limited by shares organized under the laws of the Republic of Singapore (“GICSI”), and Twickenham Investment Private Limited, a private company limited by shares organized under the laws of the Republic of Singapore (“Twickenham”), (each a “Reporting Person” and, collectively, the “Reporting Persons”) relating to the Common Shares (the “Initial Statement” and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. Glory A, Glory B, Glory IV and Glory IV-B are collectively referred to herein as the “Glory Entities”.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended as follows:

(a) GIC was previously named Government of Singapore Investment Corporation Pte. Ltd.

(b) The address of the principal business office of each of the Glory Entities is Suite 110, 10th Floor, Ebene Heights Building, 34 Ebene Cybercity, Ebene, Mauritius.

The general partner of RGIP, LP is RGIP GP, LLC.

Pursuant to an agreement among Glory A, Glory B, Glory IV and Glory IV-B dated August 11, 2017, Glory B replaced Glory TA as the Investors’ Representative for each of the Genpact Investors.

(c) With respect to each of the Reporting Persons, the names of each of (i) the executive officers and directors of such Reporting Person and (ii) the person(s) controlling such Reporting Person, and their respective principal business address, principal business, occupation and citizenship (as applicable), are provided on Schedule A to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b) The information required in these paragraphs with respect to each of the Reporting Persons is set forth in Rows 7 through 13 of the cover pages to this Schedule 13D and Item 2(b) and is incorporated herein by reference. Because the Glory Entities, RGIP and Twickenham have entered into the Investor Agreement and Shareholder Agreement and by virtue of the nature of the transaction contemplated therein (as described in Item 4), (i) the Genpact Investors could be deemed to be a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Common Shares, and (ii) each of the Genpact Investors and the other persons identified in Item 2(b) may be deemed to beneficially own all of the Common Shares beneficially owned by one another. As noted in Item 2, each of the Reporting Persons disclaims beneficial ownership of any Common Shares beneficially owned by any of the other Reporting Persons or any other person. The Reporting Persons hold an aggregate of 57,981,653 Common Shares or 30.06% of the outstanding Common Shares.

Twickenham is controlled and managed by GICSI, which is in turn wholly-owned by GIC. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, GIC and GICSI may be deemed to beneficially own all of the Common Shares beneficially owned by Twickenham.

(c) On August 18, 2017, Glory A, Glory B, Glory IV, Glory IV-B and Twickenham (collectively, the “Selling Shareholders”) collectively sold 10,000,000 Common Shares in an underwritten public offering, as further described in Item 6 below.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Underwriting Agreement

On August 14, 2017, the Selling Shareholders entered into an underwriting agreement (the “Underwriting Agreement”) with the Issuer and Citigroup Global Markets Inc. (the “Underwriter”), pursuant to which the Underwriter agreed to purchase an aggregate of 10,000,000 Common Shares from the Selling Shareholders at a price of $28.72 per share. The transaction closed on August 18, 2017. The Selling Shareholders sold the following Common Shares pursuant to the Underwriting Agreement:

Selling Shareholder	Number of Common Shares Sold
Glory A	2,366,768
Glory B	5,835,854
Glory IV	275,508
Glory IV-B	20,744
Twickenham	1,501,126

Lock-up Agreement

In connection with the Underwriting Agreement, each of the Selling Shareholders entered into a lock-up agreement (the “Lock-up Agreement”) with the Underwriter. Under the Lock-up Agreement, each Reporting Person agreed not to sell or transfer any Common Shares, or securities convertible into or exercisable or exchangeable for Common Shares, for 30 days after August 14, 2017 without first obtaining the written consent of the Underwriter.

The summaries of the Underwriting Agreement and Lock-up Agreement contained in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement and the Lock-up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit G	Underwriting Agreement, dated August 14, 2017, by and among the Issuer, the Selling Shareholders and the Underwriter (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 16, 2017).

Exhibit H	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 16, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2017

Glory Investments A Limited

By:	/s/ Xie Fei Pang Wong Lin
	Name:	Xie Fei Pang Wong Lin
	Title:	Director

Glory Investments B Limited

By:	/s/ Xie Fei Pang Wong Lin
	Name:	Xie Fei Pang Wong Lin
	Title:	Director

Glory Investments IV Limited

By:	/s/ Xie Fei Pang Wong Lin
	Name:	Xie Fei Pang Wong Lin
	Title:	Director

Glory Investments IV-B Limited

By:	/s/ Xie Fei Pang Wong Lin
	Name:	Xie Fei Pang Wong Lin
	Title:	Director

RGIP, LP

By:	RGIP GP, LLC, its general partner

By:	/s/ Al Rose
	Name:	Al Rose
	Title:	Managing Member

GIC Private Limited

By:	/s/ Jimmy Teo
	Name:	Jimmy Teo
	Title:	Senior Vice President

By:	/s/ Celine Loh
	Name:	Celine Loh
	Title:	Senior Vice President

GIC Special Investments Pte. Ltd.

By:	/s/ Deanna Ong
	Name:	Deanna Ong
	Title:	Director

Twickenham Investment Private Limited

By:	/s/ Ng Bee In
	Name:	Ng Bee In
	Title:	Director

SCHEDULE A

Executive Officers, Directors and Control Persons of the Reporting Persons

The following are each of the directors of Glory Investments A Limited, Glory Investments B Limited, Glory Investments IV Limited and Glory Investments IV-B Limited:

•	Heerdaye Jugbandhan, Fellow of the Association of Chartered Certified Accountants – UK, member of Chartered Institute of Securities & Investment – UK, International Fiscal Association and Mauritius Institute of Directors, Bain Capital Mauritius, Suite 110, 10th Floor Ebene Heights Building, 34 Ebene Cybercity Ebene, Mauritius

•	Xie Fei Pang Wong Lin, Fellow of the Association of Chartered Certified Accountants, member of the Society of Trusts and Estate Practitioners, Bain Capital Mauritius, Suite 110, 10th Floor Ebene Heights Building, 34 Ebene Cybercity Ebene, Mauritius

•	James Henry Hildebrandt, Managing Director, Bain Capital, 51/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong

The following are each of the executive officers and directors of Twickenham Investment Private Limited and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Ng Bee In	168 Robinson Road #37-01 Capital Tower Singapore 068912	Senior Vice President, GIC Special Investments Private Limited	Singapore Citizen

Matthew Lim Oon Su	168 Robinson Road #37-01 Capital Tower Singapore 068912	Senior Vice President, GIC Special Investments Private Limited	Singapore Permanent Resident

The following are each of the executive officers and directors of GIC Special Investments Pte. Ltd. and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Dr Jeffrey Jaensubhakij	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group Chief Investment Officer, GIC	Singapore Citizen

Chan Hoe Yin	168 Robinson Road #37-01 Capital Tower Singapore 068912	Director, Investment Services Private Markets & Finance, GIC	Singapore Citizen

Lim Chow Kiat	168 Robinson Road #37-01 Capital Tower Singapore 068912	Chief Executive Officer, GIC	Singapore Citizen

Deanna Ong Aun Nee	168 Robinson Road #37-01 Capital Tower Singapore 068912	Chief People Officer (HR), GIC	Singapore Citizen

The following are each of the executive officers and directors of GIC Private Limited and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Lee Hsien Loong	Prime Minister’s Office Istana Annexe Singapore 238823	Prime Minister	Singapore Citizen

Lim Hng Kiang	Ministry of Trade & Industry 100 High Street #10-01 The Treasury Singapore 179434	Minister for Trade & Industry (Trade)	Singapore Citizen

Heng Swee Keat	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Minister for Finance	Singapore Citizen

Tharman Shanmugaratnam	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Deputy Prime Minister & Coordinating Minister for Economic & Social Policies	Singapore Citizen

Teo Chee Hean	Ministry of Home Affairs New Phoenix Park 28 Irrawaddy Road Singapore 329560	Deputy Prime Minister & Coordinating Minister for National Security	Singapore Citizen

Peter Seah Lim Huat	12 Marina Boulevard Marina Bay Financial centre Tower 3, Level 45 Singapore 018982	Chairman, DBS Group Holdings Ltd	Singapore Citizen

Chew Choon Seng	c/o 168 Robinson Road #37-01 Capital Tower Singapore 068912	Former Chairman, Singapore Exchange Ltd	Singapore Citizen

Ang Kong Hua	30 Hill Street #05-04 Singapore 179360	Chairman, Sembcorp Industries Ltd	Singapore Citizen

Hsieh Fu Hua	80 Raffles Place #06-00 UOB Plaza 1 Singapore 048624	Chairman, UOB Group	Singapore Citizen

Loh Boon Chye	2 Shenton Way #02-02 SGX Centre 1 Singapore 068804	Chief Executive Officer, Singapore Exchange Ltd	Singapore Citizen

Gautam Banerjee	Marina Bay Financial Centre Tower 2 Suite 13-01/02, Marina Boulevard Singapore 018983	Chairman, Blackstone Singapore	Singapore Citizen

S. Dhanabalan	60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Member, Council of Presidential Advisers	Singapore Citizen

Koh Boon Hwee	c/o 03-13 Orchard Parade Hotel 1 Tanglin Road Singapore 247905	Chairman, Credence Partners Pte Ltd	Singapore Citizen

Lim Chow Kiat	168 Robinson Road #37-01 Capital Tower Singapore 068912	Chief Executive Officer, GIC	Singapore Citizen

Dr Jeffrey Jaensubhakij	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group Chief Investment Officer, GIC	Singapore Citizen

INDEX TO EXHIBITS

Exhibit G	Underwriting Agreement, dated August 14, 2017, by and among the Issuer, the Selling Shareholders and the Underwriter (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 16, 2017).

Exhibit H	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 16, 2017).